Resignation Letter

To the Board of Directors and CEO Mr. Ou,

I am writing to inform you that I will be resigning from my current position as Chief Financial Officer effective immediately 4/11/2012.

I would like to thank you for having me as part of your company. I appreciate the time. Thank you.

William Chen

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4/11/2012.